Exhibit 99.1

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries (the “Company”) as at March 31, 2022 and the related interim condensed consolidated statements of income and of comprehensive income for the three-month period then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 3, 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2022 and December 31, 2021 In thousands of Brazilian Reais

	Note	March 31, 2022	December 31, 2021

Cash		3,221,880	2,485,641

Financial assets		150,280,655	127,745,263

Fair value through profit or loss		86,041,429	69,123,669
Securities	4	64,599,608	58,179,955
Derivative financial instruments	5	21,441,821	10,943,714

Fair value through other comprehensive income		33,604,303	32,332,377
Securities	4	33,604,303	32,332,377

Evaluated at amortized cost		30,634,923	26,289,217
Securities	4	6,378,579	2,238,807
Securities purchased under agreements to resell	3	6,061,310	8,894,531
Securities trading and intermediation	9	2,488,622	1,405,651
Accounts receivable		357,993	469,086
Loan operations	7	14,431,840	12,819,627
Other financial assets	15	916,579	461,515

Other assets		4,959,735	4,688,125
Recoverable taxes		167,973	153,316
Rights-of-use assets	12	268,641	284,509
Prepaid expenses	8	3,972,158	3,982,750
Other		550,963	267,550

Deferred tax assets	17	1,375,889	1,273,069
Investments in associates and joint ventures	11	2,162,741	2,013,365
Property and equipment	12	298,034	313,964
Goodwill and Intangible assets	12	793,786	820,975

Total assets		163,092,720	139,340,402

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2022 and December 31, 2021 In thousands of Brazilian Reais

	Note	March 31, 2022	December 31, 2021

Financial liabilities		110,397,373	91,358,151

Fair value through profit or loss		28,754,608	14,573,385
Securities	4	7,409,980	2,665,202
Derivative financial instruments	5	21,344,628	11,908,183

Evaluated at amortized cost		81,642,765	76,784,766
Securities sold under repurchase agreements	3	24,131,734	26,281,345
Securities trading and intermediation	9	18,312,869	15,597,555
Financing instruments payable	13	28,997,365	24,429,086
Accounts payables		462,717	867,526
Borrowings	14	1,690,501	1,928,782
Other financial liabilities	15	8,047,579	7,680,472

Other liabilities		37,126,747	33,533,688
Social and statutory obligations		442,825	1,022,212
Taxes and social security obligations		435,250	549,651
Private pension liabilities	16	36,206,781	31,921,400
Provisions and contingent liabilities	20	30,679	29,308
Other		11,212	11,117

Deferred tax liabilities	17	27,707	28,934

Total liabilities		147,551,827	124,920,773

Equity attributable to owners of the Parent company	18	15,538,320	14,416,836
Issued capital		24	23
Capital reserve		15,148,044	14,923,315
Other comprehensive income(loss)		(291,913)	(334,563)
Treasury shares		(171,939)	(171,939)
Retained earnings		854,104	-

Non-controlling interest		2,573	2,793

Total equity		15,540,893	14,419,629

Total liabilities and equity		163,092,720	139,340,402

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the three months period ended March 31, 2022 and 2021

In thousands of Brazilian Reais, except earnings per share

		Three months period ended March 31,
	Note	2022	2021

Net revenue from services rendered	21(a)	1,264,952	1,454,656
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21(b)	(144,601)	30,884
Net income from financial instruments at fair value through profit or loss	21(b)	2,000,996	1,142,501
Total revenue and income		3,121,347	2,628,041

Operating costs	22	(864,284)	(837,435)
Selling expenses	23	(19,182)	(44,418)
Administrative expenses	23	(1,292,702)	(966,278)
Other operating income (expenses), net	24	42	18,361
Expected credit losses	10	(26,427)	(3,455)
Interest expense on debt		(48,114)	(9,516)
Share of profit or (loss) in joint ventures and associates	11	(14,241)	(1,084)

Income before income tax		856,439	784,216

Income tax expense	17	(2,190)	(50,068)

Net income for the period		854,249	734,148

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(51,541)	26,312
Gains (losses) on net investment hedge		47,492	(20,744)
Changes in the fair value of financial assets at fair value through other comprehensive income		46,608	(222,597)

Other comprehensive income (loss) for the period, net of tax		42,559	(217,029)

Total comprehensive income for the period		896,808	517,119

Net income attributable to:
Owners of the Parent company		854,104	733,668
Non-controlling interest		145	480

Total comprehensive income attributable to:
Owners of the Parent company		896,663	516,639
Non-controlling interest		145	480

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	1.5273	1.3123
Diluted earnings per share	26	1.4799	1.2810

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the three months period ended March 31, 2022 and 2021 In thousands of Brazilian Reais

		Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Treasury Shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	-	10,894,609	3,005	10,897,614
Comprehensive income for the period
Net income for the period		-	-	-	-	733,668	-	733,668	480	734,148
Other comprehensive income, net		-	-	-	(217,029)	-	-	(217,029)	-	(217,029)
Transactions with shareholders – contributions and distributions
Share based plan	25	-	-	140,549	-	-	-	140,549	2	140,551
Other changes in equity		-	-	(1,816)	-	-	-	(1,816)	61	(1,755)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	-	(779)	(779)
Balances at March 31, 2021		23	6,821,176	3,981,499	13,615	733,668	-	11,549,981	2,769	11,552,750

Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	-	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the period
Net income for the period		-	-	-	-	854,104	-	854,104	145	854,249
Other comprehensive income, net		-	-	-	42,559	-	-	42,559	-	42,559
Transactions with shareholders – contributions and distributions
Share based Plan	25	-	-	154,699		-	-	154,699	-	154,699
Other changes in equity		-	-		91	-		91	239	330
Private issuance of shares		1	70,030	-	-	-	-	70,031	-	70,031
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	-	(604)	(604)
Balances at March 31, 2022		24	6,891,206	8,256,838	(291,913)	854,104	(171,939)	15,538,320	2,573	15,540,893

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the three months period ended March 31, 2022 and 2021 In thousands of Brazilian Reais
		Three months ended March 31,
	Note	2022	2021
Operating activities
Income before income tax		856,439	784,216

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	12	33,690	15,145
Amortization of intangible assets	12	27,209	54,362
Loss on write-off of property, equipment and intangible assets and lease, net	12	5,164	3,028
Share of profit or (loss) in joint ventures and associates	11	14,241	1,084
Expected credit losses on financial assets		26,427	3,455
(Reversal of) Provision for contingencies, net	20	699	3,295
Net foreign exchange differences		(880,960)	(56)
Share based plan		154,699	140,551
Interest accrued		64,711	12,019

Changes in assets and liabilities
Securities (assets and liabilities)		(6,904,124)	(15,255,321)
Derivative financial instruments (assets and liabilities)		(985,553)	(314,666)
Securities trading and intermediation (assets and liabilities)		1,621,790	(2,037,783)
Securities purchased (sold) under resale (repurchase) agreements		684,165	12,528,762
Accounts receivable		109,414	138,006
Loan operations		(1,626,138)	(1,121,807)
Prepaid expenses		10,592	(391,161)
Other assets and other financial assets		(723,368)	(220,817)
Accounts payable		(426,964)	(56,375)
Financing instruments payable		5,168,058	1,644,036
Social and statutory obligations		(579,387)	(267,491)
Tax and social security obligations		(50,016)	7,257
Private pension liabilities		4,285,381	3,508,595
Other liabilities and other financial liabilities		461,857	1,419,510

Cash from operations		1,348,026	597,844

Income tax paid		(237,494)	(235,785)
Contingencies paid	20	(968)	(1,480)
Interest paid		(6,510)	(38)
Net cash flows from (used in) operating activities		1,103,054	360,541

Investing activities
Acquisition of property and equipment	12 (a)	(8,400)	(23,698)
Acquisition of intangible assets	12 (a)	(5,184)	(114,298)
Acquisition of subsidiaries, net of cash acquired		-	(854)
Acquisition of associates and joint ventures		(111,989)	(23,231)
Net cash flows (used in) investing activities		(125,573)	(162,081)

Financing activities
Payments of borrowings and lease liabilities	30	(24,624)	(23,758)
Transactions with non-controlling interests		239	(1,755)
Dividends paid to non-controlling interests		(604)	(779)
Net cash flows from (used in) financing activities		(24,989)	(26,292)

Net increase (decreased) in cash and cash equivalents		952,492	172,168

Cash and cash equivalents at the beginning of the period		3,751,861	2,660,388
Effects of exchange rate changes on cash and cash equivalents		(37,021)	7,636
Cash and cash equivalents at the end of the period		4,667,332	2,840,192

Cash		3,221,880	1,556,782
Securities purchased under agreements to resell	3	1,235,486	1,191,577
Interbank certificate deposits	4	209,966	91,833

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Controle Participações S.A. and XP Control LLC, companies which holds together 67.09% of voting rights and whose is ultimately controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of March 31, 2022 were approved by the Board of Director’s meeting on May 2, 2022.

1.1	Ukraine conflicts

In February 2022 the invasion of Ukraine by Russia generated international sanctions taken by the United States and North Atlantic Treaty Organization (“NATO”) that have a impact on regional and global economies. Such events could have an adverse effect on Company’s business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates and increases in expected credit losses from our clients that sell goods to Russia counterparties. The impact is compounded by the decision of some global companies to limit or cease operations in Russia. We do not expect a material impact to our financial position and results of operation if the situation escalates.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated financial statements as of March 31, 2022 and for three months ended March, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2021	Description
3.	Summary of significant accounting policies
4.	Significant estimated and judgements
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation
35. (b) to (f)	Management of financial risks and financial instruments

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2021, except for the adoption of new standards effective as of 1 January 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Group.

c)	Basis of consolidation

There were no changes since December 31, 2021 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements. The following entity was incorporated by the Group during the three month period ended March 31, 2022:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	March 31, 2022	December 31, 2021

Indirectly controlled
XP Ativos Digitais Intermediações S.A (ii)	Brazil	Digital Assets	100%	-

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries that commenced operations during the three months period ended of March 31, 2022.

d)	Interests in associates and joint ventures

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(i)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(ii)	Interests in associates and joint ventures measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers, which is considered to be a venture capital organization. In determining whether the fund meets the definition of a venture capital organization, management considered the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolio is evaluated and managed considering a fair value basis of each investment.

(iii)	Joint ventures

The Group has joint ventures whereby the parties that have joint control of the arrangement, have rights to the net assets.

(iv)	Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognize as a reduction of the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in income, when appropriate.

e)	Business combinations and other developments

a)	Business combinations

(i)	Banco Modal S.A

On January 6, 2022, the Group entered into a binding agreement to acquire up to 100% of the total share of Banco Modal which will be paid with up to 19.5 million newly issued XP Inc. Class A shares or Brazilian Depository Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price. The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services. The acquisition is expected to deliver solid and sustainable accretion to the shareholders of both companies. As of March 31, 2022, the acquisition is pending approval of the Brazilian Central Bank (BACEN),Administrative Council for Economic Defense (CADE) and the Securities and Exchange Commission (SEC), which approval depends on the filling of the F-4.

(ii)	Habitat

On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The acquisition is pending approval of the Administrative Council for Economic Defense (CADE).

This acquisition is not considered material for XP Inc. interim consolidated financial statements. The preliminary purchase price was mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.

In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.

b)	Other developments

(i)	SPAC Transactions

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

On April 25, 2022, the Group finished its discussions with the target company and announced the purchase of the Brazilian biotechnology company SuperBac, which will thus be listed on the US stock exchange. As of 31 March 2022, there are no impacts on the financial statement related to this transaction.

(ii)	Minority stake acquisitions

As of March 31, 2022, XP Inc. entered in agreements through our proprietary funds to acquire a minority stake in (i) Suno Controle S.A. which produces free financial content including analyses, news, books, courses, among others, and also distributes paid content through a digital ecosystem, offering personal financial data consolidation, investment recommendations, and advisory (note 2(ii)); (ii) Estratégia & Timing, which main activity is advisory, consulting, guidance and educational operational assistance in the financial area for business and investment management (note 2(ii)); (iii) Etrnity which is a holding company used as an exclusive vehicle to participate, directly or indirectly, in companies that act or will act in the financial and capital markets; (iv) AZ Quest which is one of the largest and most traditional independent asset management companies in Brazil; (v) Direto S.A., a real estate loan startup and (vi) Inside with content on product reviews linked to variable income and with accessible language for the retail public.

f)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 21), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21 (c) for a breakdown of total revenue and income and selected assets by geographic location.

g)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2021.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

3. Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under agreements to resell

	March 31, 2022	December 31, 2021

Available portfolio	1,304,372	3,322,254
National Treasury Notes (NTNs) (i)	1,046,623	2,671,122
Financial Treasury Bills (LFTs) (i)	8	-
National Treasury Bills (LTNs) (i)	5,252	544,546
Debentures (ii)	57,298	37,688
Real Estate Receivable Certificates (CRI) (ii)	180,099	43,397
Financial credit bills (LF)	15,092	25,501

Collateral held	4,758,952	5,574,846
National Treasury Notes (NTNs) (i)	1,693,154	1,556,303
Debentures (ii)	694,434	906,519
Real Estate Receivable Certificates (CRI) (ii)	2,017,242	2,586,893
Financial credit bills (LF) (ii)	354,122	525,131

Expected Credit Loss (iii)	(2,014)	(2,569)

Total	6,061,310	8,894,531

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 11.64% p.a. (9.15% p.a. as of December 31, 2021).
(ii) Refers to fixed-rate fixed-income and low-risk investments collateral-backed.
(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of March 31, 2022, R$1,235,486 (December 31, 2021 - R$1,071,328) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	March 31, 2022	December 31,2021
National Treasury Bills (LTNs)	5,932,896	3,325,188
National Treasury Notes (NTNs)	10,576,998	10,098,672
Financial Treasury Bills (LFTs)	2,891,474	7,515,712
Debentures	624,946	553,953
Real Estate Receivable Certificates (CRI)	3,717,899	4,324,155
Financial credit bills (LF)	387,521	463,665
Total	24,131,734	26,281,345

As of March 31, 2022, securities sold under repurchase agreements were agreed with average interest rates of 11.64% p.a. (December 31, 2021 – 9.14% p.a.), with assets pledged as collateral.

4. Securities

a)	Securities classified at fair value through profit and loss:

	March 31, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets (i)
At fair value through profit or loss	63,093,020	63,559,035	56,899,391	56,985,365
Available portfolio
Brazilian government bonds	18,820,709	19,117,467	15,577,753	15,582,410
Investment funds	31,387,133	31,387,133	28,520,788	28,520,788
Stocks issued by public-held company	4,819,170	4,819,170	4,768,724	4,768,724
Debentures	4,818,126	4,872,804	4,493,406	4,522,150
Structured transaction certificate	218,131	253,271	235,794	270,225
Bank deposit certificates (ii)	685,226	688,198	352,770	356,313
Agribusiness receivables certificates	741,001	761,772	573,374	579,224
Certificate of real estate receivable	508,550	519,516	568,347	575,717
Financial credit bills	609,584	632,155	663,236	669,819
Others (iv)	485,390	507,549	1,145,199	1,139,995
Investments held in trust accounts	1,040,573	1,040,573	1,194,590	1,194,590
US government bonds (iii)	1,040,573	1,040,573	1,194,590	1,194,590
Total	64,133,593	64,599,608	58,093,981	58,179,955

(i)	Financial assets include R$ 36,206,781 (December 31, 2021 – R$ 31,921,400) related to Specially Constituted Investment Fund (“FIE”) as presented in Note 16, out of which R$ 29,178,455 (December 31, 2021 – R$ 26,336,326 ) are Investments funds.

(ii)	Bank deposit certificates include R$209,966 (December 31, 2021 – R$ 194,892 ) presented as cash equivalents in the statements of cash flows.

(iii)	Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.

(iv)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

	March 31, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
National treasury bill	33,553,622	32,768,959	32,725,011	31,868,878
Bonds	835,344	835,344	458,755	463,499
Total	34,388,966	33,604,303	33,183,766	32,332,377

(i)Includes expected credit losses in the amount of R$ 7,717 (December 31, 2021 – R$ 7,527). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

c)	Securities evaluated at amortized cost are presented in the following table:

	March 31, 2022		December 31, 2021
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian government bonds	4,679,113	4,681,079	-	-
Bonds	1,566,665	1,566,665	1,871,273	1,868,776
Rural product note	88,074	88,074	328,638	328,638
Debentures	42,761	42,761	41,393	41,393
Total	6,376,613	6,378,579	2,241,304	2,238,807

(i) Includes expected credit losses in the amount of R$ 2,528 (December 31, 2021 – R$ 2,497). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	March 31, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities loaned	6,912,316	6,912,316	2,146,398	2,146,398

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (brazilian inflation index) plus 5%p.a.

	March 31, 2022		December 31, 2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	551,089	497,664	536,881	518,804

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended of March 31, 2022.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2022 for instruments for which the fair value option has been elected.

			31 March, 2022
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	551,089	497,664	(53,425)

f)	Securities classified by maturity:

		Assets		Liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

Financial assets
At fair value through PL and at OCI
Current	60,105,221	47,431,624	6,912,316	2,146,398
Non-stated maturity	38,189,858	31,425,792	6,912,316	2,146,398
Up to 3 months	4,074,677	4,556,261	-	-
From 3 to 12 months	17,840,686	11,449,571	-	-

Non-current	38,106,405	43,088,235	497,664	518,804
After one year	38,106,405	43,088,235	497,664	518,804

Evaluated at amortized cost
Current	2,842,596	1,891,889	-	-
Up to 3 months	1,566,665	1,698,760	-	-
From 3 to 12 months	1,275,931	193,129	-	-

Non-current	3,538,511	349,415	-	-
After one year	3,538,511	349,415	-	-

Total	104,592,733	92,761,163	7,409,980	2,665,202

The reconciliation of expected loss to financial assets at amortized cost – securities according with IFRS 9 is demonstrated in Note 10.

5. Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	927,889,041	6,007,492	7	1,289,219	2,216,567	2,501,706
Swap contracts	28,306,675	3,927,311	18	74,291	362,176	3,490,844
Forward contracts	38,611,034	11,100,245	24	1,333,583	1,281,633	8,485,029
Future contracts	102,821,462	406,773	51	6,160	38,589	362,024
Total	1,097,628,212	21,441,821	100	2,703,253	3,898,965	14,839,603

Liabilities
Options	920,755,098	7,161,124	23	958,454	1,888,785	4,313,885
Swap contracts	26,673,108	3,779,743	27	186,416	468,245	3,125,082
Forward contracts	22,999,606	10,095,287	24	151,737	1,309,709	8,633,841
Future contracts	30,117,428	294,254	26	600	22,500	271,154
Others (i)	84,184	14,220	-	14,220	-	-
Total	1,000,629,424	21,344,628	100	1,311,427	3,689,239	16,343,962

	December 31, 2021
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Swap contracts	75,380,631	2,577,311	7	73,016	259,300	2,244,995
Forward contracts	88,107,328	1,601,167	18	404,764	216,895	979,508
Future contracts	11,932,285	194,910	24	21,891	3,275	169,745
Options	371,849,357	6,570,326	51	1,474,816	2,281,088	2,814,421
Total	547,269,601	10,943,714	100	1,974,487	2,760,558	6,208,669

Liabilities
Options	311,295,196	8,112,055	69	1,941,553	1,937,725	4,232,777
Forward contracts	44,968,097	1,057,426	18	62,935	68,398	926,093
Future contracts	13,041,450	157,710	10	6	4,814	152,890
Swap contracts	82,520,691	2,561,327	3	113,754	240,005	2,207,568
Others (i)	84,184	19,665	-	19,665	-	-
Total	451,909,618	11,908,183	100	2,137,913	2,250,942	7,519,328

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.

6. Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

In the period ended March 31, 2022, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized		Variation in the amounts used to
Strategies	Assets	Liabilities	in Other comprehensive income	Notional value	calculate hedge ineffectiveness
March 31, 2022
Foreign exchange risk
Hedge of net investment in foreign operations	276,334	-	(47,901)	418,822	47,492
Total	276,334	-	(47,901)	418,822	47,492

December 31, 2021
Foreign exchange risk
Hedge of net investment in foreign operations	310,069	-	19,474	440,022	(18,758)
Total	310,069	-	19,474	440,022	(18,758)

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of Fixed-Income securities carried out through structured operations certificates.The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives (DI1 Futuro).

The effects of hedge accounting on the financial position and performance of the Group are presented below:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
	Book Value		Variation in value		Variation in the amounts used to
Strategies	Assets	Liabilities	recognized in income	Notional value	calculate hedge ineffectiveness
March 31, 2022
Interest rate and foreign exchange risk
Hedge of securities		11,166,805	363,857	11,069,392	(365,158)
Total		11,166,805	363,857	11,069,392	(365,158)

	Hedged item			Hedge instrument
	Book Value		Variation in value		Variation in the amounts used to
Strategies	Assets	Liabilities	recognized in income	Notional value	calculate hedge ineffectiveness
December 31, 2021
Interest rate and foreign exchange risk
Hedge of securities	-	9,264,330	506,190	9,297,999	(495,191)
Total	-	9,264,330	506,190	9,297,999	(495,191)
c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share based compensation plans using SWAP-TRS contracts. The transaction have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employes under share based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in		Variation in the amounts used to
Strategies	Assets	Liabilities	Other comprehensive income	Notional value	calculate hedge ineffectiveness
March 31, 2022
Market price risk
Hedge of cash flow	-	437,003	68,133	600,267	(68,133)
Total	-	437,003	68,133	600,267	(68,133)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

March 31, 2022
			Book value (i)	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments	Notional amount	Assets	Liabilities
Interest rate risk
Futures	10,737,313	-	11,872,191	(296,245)	(235)
Foreign exchange risk
Futures	750,901	276,334	327,487	(21,557)	(1,066)
Market price risk
Swaps	600,267	-	437,003	(68,133)	(3,741)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

					December 31, 2021
		Book value (i)		Variation in fair value used to	Hedge ineffectiveness
Hedge Instruments	Notional amount	Assets	Liabilities	calculate hedge ineffectiveness	recognized in income
Interest rate risk
Futures	8,861,195	-	8,830,343	(491,649)	10,995
Foreign exchange risk
Futures	876,826	310,069	433,987	(22,300)	720

(i)	Amounts recorded within financial statement line “Derivative financial instruments”. See Note 5.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	March 31, 2022			December 31, 2021
	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	11,069,392	(365,158)	363,857	9,297,999	(495,191)	506,190
Hedge of net investment in foreign operations	418,822	47,356	(47,901)	440,022	(18,758)	19,474
Hedge of Cash Flow	600,267	(68,133)	68,133
Total	12,088,481	(385,935)	384,089	9,738,021	(513,949)	525,664

The table below shows the breakdown notional value by maturity of the hedging strategies:

	March 31, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	96,684	341,155	664,381	2,340,928	7,475,054	151,190	11,069,392
Hedge of net investment in foreign operations	371,444	-	47,378	-	-	-	418,822
Hedge of Cash Flow	600,267	-	-	-	-	-	600,267
Total	1,068,395	341,155	711,759	2,340,928	7,475,054	151,190	12,088,481

	December 31, 2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	136,636	276,219	478,745	972,199	4,510,125	2,924,075	9,297,999
Hedge of net investment in foreign operations	384,217	-	-	55,805	-	-	440,022
Total	520,853	276,219	478,745	1,028,004	4,510,125	2,924,075	9,738,021

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

7. Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor and maturity:

Loans by type	March 31, 2022	December 31, 2021
Pledged asset loan
Retail	8,058,530	7,296,172
Corporate	2,223,461	1,887,649
Credit card	2,960,831	2,605,598
Non-pledged loan
Retail	198,163	117,032
Corporate	1,029,190	937,586
Total loans operations	14,470,175	12,844,037
Expected Credit Loss (Note 10)	(38,335)	(24,410)
Total loans operations, net of Expected Loss	14,431,840	12,819,627

By maturity	March 31, 2022	December 31, 2021
Due in 3 months or less	2,946,965	2,539,387
Due after 3 months through 12 months	2,259,444	2,081,563
Due after 12 months	9,263,766	8,223,087
Total loans operations	14,470,175	12,844,037

	March 31, 2022	December 31, 2021
Largest debtor	232,756	227,229
10 largest debtors	1,170,005	1,162,802
20 largest debtors	1,700,616	1,721,591
50 largest debtors	2,645,146	2,793,814
100 largest debtors	3,555,706	3,899,644

XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are mainly fully collateralized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of loans operations according with IFRS 9 is demonstrated in Note 10.

8. Prepaid expenses

	March 31, 2022	December 31, 2021
Commissions and premiums paid in advance (a)	3,733,329	3,737,354
Marketing expenses	22,110	28,147
Services paid in advance	40,908	41,990
Other expenses paid in advance	175,811	175,259
Total	3,972,158	3,982,750

Current	796,461	251,973
Non-current	3,175,697	3,730,777

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

9. Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	March 31, 2022	December 31, 2021
Cash and settlement records	194,976	107,246
Debtors pending settlement	2,384,242	1,380,393
Other	1,945	-
(-) Expected losses on Securities trading and intermediation (a)	(92,541)	(81,988)
Total Assets	2,488,622	1,405,651

Cash and settlement records	100,065	365,700
Creditors pending settlement	18,212,804	15,231,855
Total Liabilities	18,312,869	15,597,555

(a) The reconciliation of gross carrying amount and the expected loss according with IFRS 9 were demonstrated in Note 10.

10. Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model, the low credit risk simplification and the simplified approach and the ECLS as of March 31, 2022:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

			March 31, 2022
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	33,612,020	(7,717)	33,604,303
Financial assets amortized cost
Low credit risk simplification
Securities (i)	6,381,107	(2,528)	6,378,579
Securities purchased under agreements to resell (i)	6,063,324	(2,014)	6,061,310
Three stage model
Loans and credit card operations (ii) (iii)(iv)	14,470,175	(36,166)	14,434,009
Simplified approach
Securities trading and intermediation	2,581,163	(92,541)	2,488,622
Accounts Receivable	366,203	(8,210)	357,993
Other financial assets	966,849	(50,270)	916,579

Total losses for on-balance exposures	64,440,841	(199,446)	64,241,395

Off-balance exposures (v)	1,827,905	(2,169)	1,825,736

Total exposures	66,268,746	(201,615)	66,067,131

(i)	Financial assets considered in Stage 1.

(ii)	As of March 31, 2022 are presented in Stage 1: Gross amount of R$ 13,535,321 and ECL of R$ 17,769, Stage 2: Gross amount of R$ 927,819 and ECL of R$ 13,573, Stage 3: Gross amount of R$7,035 and ECL of R$ 4,824 respectively.

(iii)	As of March 31, 2022 there were transfers between Gross amount Stage 1 to Stage 2 of R$ 382,854, Stage 1 to Stage 3 of R$1,964, Stage 2 to Stage 1 of R$ 114,808 and Stage 2 to Stage 3 of R$ 1,894.

(iv)	As of March 31, 2022 there were transfers between ECL Stage 1 to Stage 2 of R$ 5,752, Stage 1 to Stage 3 of R$ 846, Stage 2 to Stage 1 of R$ 249 and Stage 2 to Stage 3 of R$ 956.

(v)	Include credit cards limits and sureties.

			December 31, 2021
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	32,339,904	(7,527)	32,332,377
Financial assets amortized cost
Low credit risk simplification
Securities (i)	2,241,304	(2,497)	2,238,807
Securities purchased under agreements to resell (i)	8,897,100	(2,569)	8,894,531
Three stage model
Loans and credit card operations (ii) (iii)(iv)	12,844,037	(23,396)	12,820,641
Simplified approach
Securities trading and intermediation	1,487,639	(81,988)	1,405,651
Accounts Receivable	475,617	(6,531)	469,086
Other financial assets	511,181	(49,666)	461,515

Total losses for on-balance exposures	58,796,782	(174,174)	58,622,608

Off-balance exposures (credit card limits) (v)	1,367,399	(1,014)	1,366,385

Total exposures	60,164,181	(175,188)	59,988,993

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2021 are presented in Stage 1: Gross amount of R$ 12,153,549 and ECL of R$ 13,957, Stage 2: Gross amount of R$ 686,994 and ECL of R$ 7,242, Stage 3: Gross amount of R$3,494 and ECL of R$ 2,197 respectively.

(iii)	As of December 31, 2021 there were transfers between Gross amount Stage 1 to Stage 2 of R$ 667,692, Stage 1 to Stage 3 of R$3,494 and Stage 2 to Stage 1 of R$ 211,648.

(iv)	As of December 31, 2021 there were transfers between ECL Stage 1 to Stage 2 of R$ 6,926, Stage 1 to Stage 3 of R$ 6,926 and Stage 2 to Stage 1 of R$ 225.

(v)	As of December 31, 2021, there were no transfers between stages.

11. Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of March 31, 2022 and December 31, 2021.

Entity	December 31, 2021	Acquisition/ Equity	Equity in earnings	Other comprehensive income	Goodwill	March 31, 2022
Equity-accounted method
Associates (ii.a)	790,744	-	(13,758)	(621)	-	776,365
Joint ventures (ii.b)	1,197	-	(483)	-	-	714
Measured at fair value
Associates (iii)	1,221,424	111,989	52,249	-	-	1,385,662
Total	2,013,365	111,989	38,008	(621)	-	2,162,741

Entity	December 31, 2020	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	March 31, 2021
Equity-accounted method
Associates (ii.a)	697,924	-	(755)	111	34,927	732,207
Joint ventures (ii.b)	1,983	-	(329)	-	-	1,654
Total	699,907	-	(1,084)	111	34,927	733,861

(i)	Related to the acquisitions of associates and joint ventures. The goodwill recognized includes the value of expected synergies arising from the investments and includes an element of contingent consideration.

(ii)	At March 31, 2022, include interest in total and voting capital of the following companies: (a) Associates - Wealth High Governance Holding de Participações S.A. 49.9% total and voting capital at March 31, 2022 and December 31,2021); O Primo Rico Mídia, Educacional e Participações Ltda. (29.3% total and voting capital at March 31, 2022 and December 31, 2021; NK112 Empreendimentos e Participações S.A. (49.9% total and voting capital at March 31, 2022 and December 31, 2021) (b) Joint ventures - Du Agro Holdings S.A. (49% total and voting capital at March, 31, 2022 and December 31, 2021).

(iii)	As mentioned in Note 2 (ii), the Group measured investments held through our investments funds at fair value. The fair value of investments is presented in the statements of income as Net income from financial instruments at fair value through profit or loss.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

12. Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2021	204,032	713,563
Additions	23,698	114,298
Business combination	-	27,048
Write-offs	(452)	(2,576)
Transfers	5	(5)
Foreign exchange	1,091	35
Depreciation / amortization in the period	(5,233)	(54,362)
As of March 31, 2021	223,141	798,001
Cost	269,430	952,536
Accumulated depreciation / amortization	(46,289)	(154,535)

As of January 1, 2022	313,964	820,975
Additions	8,400	5,184
Write-offs	-	(5,164)
Transfers	(15,000)	-
Foreign exchange	(1,641)	-
Depreciation / amortization in the period	(7,689)	(27,209)
As of March 31, 2022	298,034	793,786
Cost	363,995	1,056,591
Accumulated depreciation / amortization	(65,961)	(262,805)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. As of March 31, 2022, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2021	183,134	208,448
Additions (i)	1,528	1,528
Depreciation expense	(9,912)	-
Interest expense	-	3,965
Revaluation	21,543	21,275
Effects of exchange rate	8,137	9,206
Payment of lease liabilities	-	(13,258)
As of March 31, 2021	204,430	231,164

As of January 1, 2022	284,509	318,555
Additions (i)	14,028	14,118
Depreciation expense	(26,001)	-
Interest expense	-	5,703
Revaluation	8,127	(90)
Effects of exchange rate	(12,022)	(13,852)
Payment of lease liabilities	-	(24,624)
As of March 31, 2022	268,641	299,810
Current	-	91,503
Non-current	268,641	208,307

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group did not recognize rent expense from short-term leases and low-value assets for the three month period ended March 31, 2022 (R$902 – March 31, 2021). The total rent expense of R$ 2,351 (R$6,070 – March 31, 2021) include other expenses related to leased offices such as condominium for the period ended March 31, 2022.

13. Financing Instruments payable

	March 31, 2022	December 31, 2021

Market funding operations (a)	25,460,509	20,122,206
Deposits	14,092,751	9,898,630
Demands deposits	298,247	229,691
Time deposits	13,788,908	9,662,694
Interbank deposits	5,596	6,245
Financial bills	2,792,034	2,587,738
Structured operations certificates	8,575,724	7,635,838
Debt securities (b)	3,536,856	4,306,880
Debentures	173,494	169,094
Bond	3,363,362	4,137,786
Total	28,997,365	24,429,086

Current	11,733,313	8,018,854
Non-Current	17,264,052	16,410,232

(a)	Maturity

Maturity - March 31, 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	298,247	-	-	-	-	-	298,247
Time deposits	1,147,559	1,303,823	2,628,347	1,772,657	4,337,763	2,598,759	13,788,908
Interbank deposits	-	-	-	2,400	3,196	-	5,596
Financial bills	-	-	11,210	6,314	3,235	2,771,275	2,792,034
Structured operations certificates	-	9,243	-	12,000	23,825	8,530,656	8,575,724
Total	1,445,806	1,313,066	2,639,557	1,793,371	4,368,019	13,900,690	25,460,509

Maturity – December 31, 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	229,691	-	-	-	-	-	229,691
Time deposits	751,676	520,694	712,092	3,231,965	2,341,770	2,104,497	9,662,694
Interbank deposits	-	3,125	-	-	-	3,120	6,245
Financial bills	-	-	-	10,945	6,164	2,570,629	2,587,738
Structured operations certificates	1,510	3,940	5,428	9,120	21,640	7,594,200	7,635,838
Total	982,877	527,759	717,520	3,252,030	2,369,574	12,272,446	20,122,206

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(b)	Debt securities

The total balance is comprised of the following issuances:

		March 31, 2022			December 31, 2021
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	-	3,363,362	3,363,362	-	4,137,786	4,137,786
Debentures (ii)	Fixed rate / Variable Rate	173,494	-	173,494	169,094	-	169,094
Total		173,494	3,363,362	3,536,856	169,094	4,137,786	4,306,880
Current				173,494			169,094
Non- Current				3,363,362			4,137,786

(ii)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A.

(iii)	Debentures

The principal amount and accrued interest payables related to the issuance are as follow: (i) for the principal amount, 50% was due and paid on May 15, 2021 and the remaining balance on the maturity date of May 15, 2022, and (ii) the accrued interest is payable every 12 months from the issuance date. The annual rate is 107.5% CDI with a unit value at in the period ended of R$ 505.680.

Debentures are subject to financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 29 (ii)).

14. Borrowings

	Interest rate %	Maturity	March 31, 2022	December 31, 2021

Financial institution (i)	0.813%	May 2022	1,406,317	1,651,871
Financial institution (ii)	CDI (*)+ 0.774%	April 2023	284,184	276,911
Third parties			1,690,501	1,928,782

Total borrowings			1,690,501	1,928,782

Current			1,415,512	1,661,067
Non-current			274,989	267,715

(*) Brazilian Interbank Offering Rate (CDI).

(i) Loan agreement with Banco Nacional de México.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 29 (ii)).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

15. Other financial assets and financial liabilities

a)	Other financial assets

	March 31, 2022	December 31, 2021

Foreign exchange portfolio	788,485	331,563
Receivables from IFAs	176,938	177,895
Others financial assets	1,426	1,723
(-) Expected losses on other financial assets (i)	(50,270)	(49,666)
Total	916,579	461,515

Current	788,485	331,563
Non-current	128,094	129,952

(i)The reconciliation of gross carrying amount and the expected loss according with IFRS 9 are presented in Note 10.

b)	Other financial liabilities

	March 31, 2022	December 31, 2021
Foreign exchange portfolio	1,252,542	425,409
Structured financing (i)	1,808,260	2,415,400
Credit cards operations	2,813,197	2,522,833
Contingent consideration (ii)	743,443	743,443
Commitments subject to possible redemption (iii)	941,324	1,080,721
Lease liabilities	299,810	318,555
Others	189,003	174,111
Total	8,047,579	7,680,472

Current	6,367,177	5,860,674
Non-current	1,680,402	1,819,798

(i)	Financing for maintenance of financial assets required to perform financial transactions.

(ii)	Contractual contingent considerations mostly associated to the investment acquisition.The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$ 878,506 (the minimum amount is zero).

(iii)	Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The noncontrolling shareholders of XPAC Acquisition Corp. have the right to redeem their shares in cash at the earliest of (i) upon the completion of XPAC Acquisition Corp’s initial business combination or (ii) 24 months from the closing of the IPO transaction.

16. Private pension liabilities

As of March 31, 2022, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

Changes in the period:

	Three months period ended March 31,
	2022	2021
As of January 1	31,921,400	13,387,913
Contributions received	899,662	619,361
Transfer with third party plans	3,168,954	3,123,046
Withdraws	(819,955)	(211,872)
Gain (loss) from FIE	1,036,720	(21,940)
As of March 31	36,206,781	16,896,508

17. Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the three months period ended
	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021

Tax losses carryforwards	482,666	108,138	374,528	136,541
Goodwill on business combinations (i)	6,455	12,429	(5,974)	(2,538)
Provisions for IFAs’ commissions	86,388	76,974	9,415	9,327
Revaluations of financial assets at fair value	72,454	173,740	(101,286)	37,711
Expected credit losses	50,025	43,931	6,094	2,190
Profit sharing plan	73,596	260,865	(187,269)	(80,812)
Net gain (loss) on hedge instruments	(9,065)	28,124	(37,189)	16,758
Share-based compensation	451,197	385,594	65,603	70,049
Other provisions	134,466	154,340	(19,875)	(33,288)
Total	1,348,182	1,244,135	104,047	155,938
Deferred tax assets	1,375,889	1,273,069
Deferred tax liabilities	(27,707)	(28,934)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

The changes in the net deferred tax were recognized as follows:

	Three months period ended March 31,
	2022	2021

As of January 1	1,244,135	496,694
Foreign exchange variations	(8,788)	987
Charges to statement of income	165,187	(9,571)
Tax relating to components of other comprehensive income	(52,352)	164,522
As of March 31	1,348,182	652,632

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$16,535 (December 31, 2021 - R$ 40,169) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

b)	Income tax expense reconciliation

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended March 31:

	Three months period ended March 31,
	2022	2021

Income before taxes	856,439	784,216
Combined tax rate in Brazil (a)	34%	34%
Tax expense at the combined rate	291,189	266,634

Income (loss) from entities not subject to taxation	22	2,176
Effects from entities taxed at different rates	28,559	14,068
Effects from entities taxed at different taxation regimes (b)	(314,649)	(215,804)
Intercompany transactions with different taxation	(17,447)	(13,394)
Tax incentives	-	(543)
Non deductible expenses (non-taxable income), net	6,774	(5,231)
Others	7,742	2,162
Total	2,190	50,068

Current	164,147	40,498
Deferred	(161,957)	9,570
Total expense	2,190	50,068

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	26,312	-	26,312
Gains (losses) on net investment hedge	(31,430)	10,686	(20,744)
Changes in the fair value of financial assets at fair value	(376,434)	153,837	(222,597)
As of March 31, 2021	(381,552)	164,523	(217,029)

Foreign exchange variation of investees located abroad	(51,541)	-	(51,541)
Gains (losses) on net investment hedge	76,109	(28,617)	47,492
Changes in the fair value of financial assets at fair value	70,206	(23,598)	46,608
As of March 31, 2022	94,774	(52,215)	42,559

18. Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On January 10, 2022 XP Inc issued 445.328 Class A common shares as part of our acquisition of a minority stake of Vista Capital.

As of March 31, 2022, the Company had R$24 of issued capital which were represented by 429,854,621 Class A common shares and 130,139,431 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of March 31, 2022, the outstanding number of shares reserved under the plans were 14,486,999 restricted share units (“RSUs”) (December 31, 2021- 15,153,830) and 2,966,060 performance restricted units (“PSUs”) (December 31, 2021 - 2,966,060) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business

(c)	Treasury Shares

On October 1, 2021, as a result of the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares, the Group recognized an amount of treasury shares that is registered as a deduction from equity until the shares are cancelled or reissued. As of March 31, 2022 and December 31, 2021 the Group held 726,776 thousand shares in treasury with an amount of R$ 171,939.

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends in the three months period ended of March 31, 2022.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(e)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while this financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investeeds located abroad.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

19. Related party transactions

The main transactions carried with related parties, under commutative conditions, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Three months period ended March 31,
Relation and transaction	March 31, 2022	December 31, 2021	2022	2021

Shareholders with significant influence (i)	(3,539,396)	(2,096,701)	(51,846)	(21,596)
Securities	209,966	194,892	4,411	628
Securities purchased under agreements to resell	250,000	-	3,610	830
Accounts receivable	634	9,205	193	297
Securities sold under repurchase agreements	(3,999,996)	(2,300,798)	(60,060)	(23,330)
Borrowings	-	-	-	(21)

(i) These transactions are mainly related to Itausa S.A. Group.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

20. Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	Mach 31, 2022	December 31, 2021
Tax contingencies	10,542	10,374
Civil contingencies	13,908	12,539
Labor contingencies	6,229	6,395
Total provision	30,679	29,308

Judicial deposits (i)	11,371	11,202

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

Changes in the provision during the period

	Three months period ended March 31,
	2022	2021

As of January 1	29,308	19,711
Monetary correction	1,640	4,498
Provisions accrued	901	3,308
Provisions reversed	(202)	(13)
Payments	(968)	(1,480)
As of March 31	30,679	26,024

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

Nature of claims

a)	Tax

As of March 31, 2022, the Group has claims classified as probable risk of loss in the amount of R$ 10,543 (December 31, 2021 - R$ 10,374), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes. These lawsuits are supported by court deposits in its entirety.

b)	Civil

The majority of the civil and administrative claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of March 31, 2022, there were 100 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 13,908 (December 31, 2021 - R$ 12,539). An amount of R$ 758 was deposited in court as of March 31, 2022 (December 31, 2021 – R$ 758).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of March 31, 2022, the Company and its subsidiaries are the defendants in approximately 19 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 6,229 (December 31, 2021 - R$ 6,395).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$538,179 (December 31, 2021 - R$ 487,121).

Below is summarized these possible claims by nature:

	March 31, 2022	December 31, 2021
Tax (i)	236,524	228,602
Civil (ii)	283,496	232,775
Labor	18,159	25,744
Total	538,179	487,121

(i)  In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

In November 2021, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2017, allegedly in violation of Brazilian Law 10,101/00 and non-deductible expenses for the income tax in amount of received by the members of Council. The amount claimed is R$97,456. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil (“RFB”).

In December 2021, the Group received a tax assessment in total amount of R$ 58,262 for benefits that occurred in 2016, regarding the amortized goodwill originated in the acquisition of the General Atlantic and Actis at XP CCTVM in different years (2013 and 2016). An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil (“RFB”).

(ii)	The Group is defendant in 639 (December 31, 2021 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

21. Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Three months period ended March 31,
	2022	2021
Major service lines
Brokerage commission	560,353	641,324
Securities placement	290,965	469,323
Management fees	329,002	309,897
Insurance brokerage fee	36,193	31,962
Educational services	7,838	18,866
Commissions fees	93,281	17,090
Other services	88,603	101,830
Gross revenue from services rendered	1,406,235	1,590,292

(-) Sales taxes and contributions on services (i)	(141,283)	(135,636)
	1,264,952	1,454,656

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income from financial instruments

	Three months period ended March 31,
	2022	2021

Net Income of financial instruments at fair value through profit or loss	2,015,661	1,161,364
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	(151,653)	32,288
Total income from financial instruments	1,864,008	1,193,652
(-) Taxes and contributions on financial income	(7,613)	(20,267)
	1,856,395	1,173,385

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Three months period ended March 31,
	2022	2021

Brazil	3,023,702	2,533,157
United Stated of America	95,620	84,915
Europe	2,025	9,969
Total revenue and income	3,121,347	2,628,041

	March 31, 2022	December 31, 2021

Brazil	8,105,034	3,802,978
United Stated of America	105,510	122,829
Europe	3,752	4,081
Selected assets (i)	8,214,296	3,929,888

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

None of the clients represented more than 10% of our revenues for the periods presented.

22. Operating costs

	Three months period ended March 31,
	2022	2021

Commission costs	636,083	676,505
Operating losses and provisions	14,198	7,411
Other costs	214,003	153,519
Clearing house fees	101,629	99,035
Third parties’ services	14,133	30,829
Other (a)	98,241	23,655
Total	864,284	837,435

(a)	Other cost include operational errors and other costs.

23. Operating expenses by nature

	Three months period ended March 31,
	2022	2021

Selling Expenses (a)	19,182	44,418
	19,182	44,418

Administrative expenses	1,292,702	966,278
Personnel expenses	899,486	693,738
Compensation	421,009	294,620
Employee profit-sharing and bonus	272,966	287,478
Executives profit-sharing	24,731	6,654
Other personnel expenses (b)	180,780	104,986
Other taxes expenses	11,155	11,558
Depreciation of property and equipment and right-of-use assets	33,690	15,146
Amortization of intangible assets	27,209	54,362
Data processing	148,159	98,730
Technical services	30,135	25,271
Third parties' services	115,717	36,343
Other administrative expenses (c)	27,151	31,130
Total	1,311,884	1,010,696

(a) Selling expenses refers to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

24. Other operating income (expenses), net

	Three months period ended March 31,
	2022	2021

Other operating income	19,175	28,399
Revenue from incentives from Tesouro Direto, B3 and Others	3,642	18,476
Other operating income (a)	15,533	9,923

Other operating expenses	(19,133)	(10,038)
Legal, administrative proceedings and agreement with customers	(3,423)	(826)
Losses on write-off and disposal of assets	(716)	(1,673)
Charity	(5,886)	(3,028)
Other operating expenses (b)	(9,108)	(4,511)

Total	42	18,361

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25. Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of March 31, 2022, the outstanding number of Company reserved under the plans were 17,453,059 (December 31, 2021 - 18,119,890) including RSUs 14,486,999 (December 31, 2021 - 15,153,830) and 2,966,060 PSUs (December 31, 2021 - 2,966,060).

Set out below are summaries of XP Inc's RSU and PSU activity for March 31, 2022.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2022	15,153,830	2,966,060	18,119,890
Forfeited	(666,831)	-	(666,831)
Outstanding, March 31, 2022	14,486,999	2,966,060	17,453,059

No options were granted, expired or vested during the periods covered by the above table.

For the three months periods ended March 31, 2022 and 2021, total compensation expense of both plans were R$163,684 (2021 – R$ 178,246), including R$9,048 (2021 – R$ 37,697) of tax provisions and does not include any tax benefits on total share-based compensation expense once, as this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

26. Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for period ended of March 31:

	Three months period ended March 31,
	2022	2021
Net Income attributable to owners of the Parent	854,104	733,668
Basic weighted average number of outstanding shares (i) (iii)	558,871	559,059
Basic earnings per share - R$	1.5273	1.3123
Effect of dilution
Shared-based plan (ii) (iii)	17,906	13,676
Diluted weighted average numer of outstanding shares (iii)	576,777	572,735
Diluted earnings per share - R$	1.4799	1.2810

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27. Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	March 31, 2022
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	55,337,981	9,261,627	-	64,599,608	64,599,608
Derivative financial instruments	406,773	21,035,048	-	21,441,821	21,441,821
Fair value through other comprehensive income
Securities	33,604,303	-	-	33,604,303	33,604,303
Evaluated at amortized cost
Securities	6,248,039	76,248	-	6,324,287	6,378,579
Securities purchased under agreements to resell	-	5,365,208	-	5,365,208	6,061,310
Securities trading and intermediation	-	2,488,622	-	2,488,622	2,488,622
Accounts receivable	-	357,993	-	357,993	357,993
Loan operations	-	14,470,175	-	14,470,175	14,431,840
Other financial assets	-	916,579	-	916,579	916,579
Investments in associates measured at fair value	-	-	1,385,662	1,385,662	1,385,662
Financial liabilities
Fair value through profit or loss
Securities	6,912,316	497,664	-	7,409,980	7,409,980
Derivative financial instruments	294,254	21,050,374	-	21,344,628	21,344,628
Evaluated at amortized cost
Securities sold under repurchase agreements	-	24,181,466	-	24,181,466	24,131,734
Securities trading and intermediation	-	18,312,869	-	18,312,869	18,312,869
Financing instruments payable	-	24,154,556	-	24,154,556	28,997,365
Borrowings	-	1,691,496	-	1,691,496	1,690,501
Accounts payables	-	462,717	-	462,717	462,717
Other financial liabilities	-	7,304,136	743,443	8,047,579	8,047,579

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2021
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	49,677,779	8,502,176	-	58,179,955	58,179,955
Derivative financial instruments	194,911	10,748,803	-	10,943,714	10,943,714
Fair value through other comprehensive income
Securities	32,332,377	-	-	32,332,377	32,332,377
Evaluated at amortized cost
Securities	1,870,205	671,977	-	2,542,182	2,238,807
Securities purchased under agreements to resell	-	9,124,719	-	9,124,719	8,894,531
Securities trading and intermediation	-	1,405,651	-	1,405,651	1,405,651
Accounts receivable	-	469,086	-	469,086	469,086
Loan operations	-	12,844,037	-	12,844,037	12,819,627
Other financial assets	-	461,515	-	461,515	461,515
Financial liabilities
Fair value through profit or loss
Securities loaned	2,146,398	518,804	-	2,665,202	2,665,202
Derivative financial instruments	157,710	11,750,473	-	11,908,183	11,908,183
Evaluated at amortized cost
Securities sold under repurchase agreements	-	26,276,252	-	26,276,252	26,281,345
Securities trading and intermediation	-	15,597,555	-	15,597,555	15,597,555
Financing instruments payable	-	23,974,348	-	23,974,348	24,429,086
Borrowings	-	1,932,859	-	1,932,859	1,928,782
Accounts payables	-	867,526	-	867,526	867,526
Other financial liabilities	-	6,937,029	743,443	7,680,472	7,680,472
Investments in associates measured at fair value	-	-	1,221,424	1,221,424	1,221,424

As of March 31, 2022, and December 31, 2021 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 9.88% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$16,819. The change in the fair value in the contingent consideration between the acquisition date and March 31, 2022 was not material.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$13,857

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of March 31, 2022, the Group had no transfers between Level 2 and Level 3.

28. Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2021. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

			March 31, 2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(423)	16,343	82,230
Exchange coupons	Foreign currencies coupon rate	(851)	(5,202)	(10,563)
Foreign currencies	Exchange rates	(1,406)	(134,234)	(248,661)
Price indexes	Inflation coupon rates	(75)	(18,157)	(36,093)
Shares	Shares prices	(2,783)	11,638	(7,925)
Seed Money (i)	Seed Money	(9,464)	(236,594)	(473,189)
		(15,002)	(366,206)	(694,201)

		December 31, 2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(285)	(110,555)	(204,607)
Exchange coupons	Foreign currencies coupon rate	(35)	(5,578)	(11,325)
Foreign currencies	Exchange rates	(364)	177,203	384,340
Price indexes	Inflation coupon rates	(248)	(53,407)	(103,602)
Shares	Shares prices	(1,483)	(131,753)	92,024
Seed Money (i)	Seed Money	(6,203)	(155,068)	(310,136)
		(8,618)	(279,158)	(153,306)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(i)	Related to seed money strategy, which includes several risk factors that are dicloused in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

29. Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
Group debt (Note 30) (i)	6,024,831	7,073,021
Structured financing (Note 15 (b))	1,808,260	2,415,400
Total debt	7,833,091	9,488,421
Cash	(3,221,880)	(2,485,641)
Securities purchased under agreements to resell (Note 3 (a))	(1,235,486)	(1,071,328)
Certificate deposits (Securities) (Note 4 (a))	(209,966)	(194,892)
Net debt	3,165,759	5,736,560

Total Equity attributable to owners of the Parent company	15,538,320	14,416,836
Total capital	18,704,079	20,153,396
Gearing ratio %	16.93%	28.46%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

At March 31, 2022 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2022 In thousands of Brazilian Reais, unless otherwise stated

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 13 and 14), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

On March 31, 2022, the amount of contracts under financial covenants is R$ 457,679 (December 31, 2021 – R$446,005). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

30. Cash flow information

a.	Debt reconciliation:

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures	Bonds	Total
Total debt as of January 1, 2021	284,087	208,448	335,250	-	827,785
Acquisitions / Issuance	-	1,528	-	-	1,528
Payments	(10,500)	(13,258)	-	-	(23,758)
Revaluation	-	21,275	-	-	21,275
Net foreign exchange differences	-	9,206	-	-	9,206
Interest accrued	1,818	3,965	1,737	-	7,520
Interest paid	(38)	-	-	-	(38)
Total debt as of March 31, 2021	275,367	231,164	336,987	-	843,518

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions / Issuance	-	14,118	-	-	14,118
Payments	-	(24,624)	-	-	(24,624)
Revaluation	-	(90)	-	-	(90)
Net foreign exchange differences	(248,745)	(13,852)	-	(632,026)	(894,623)
Interest accrued	10,464	5,703	25,119	21,787	63,073
Interest paid	-	-	(6,510)	-	(6,510)
Total debt as of Marrch 31, 2022	1,690,501	299,810	724,584	3,518,067	6,232,962

(i)	Debt securities includes Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ 53,426 and (ii) Bonds - R$ 154,705.

31.	Subsequent events

Changes in Social Contribution on Net Income (CSLL)

On April 28, 2022, Provisional Measure No. 1,115 was published increasing the Social Contribution on Net Income (CSLL) rate by 1%, to 26% for Banks and 16% for Broker dealers.

The text of the Provisional Measure proposes the increase in the CSLL rate between August and December 2022. The deadline for converting the Provisional Measure into Law is 60 days, extendable for an additional 60 days from the date of publication of the said rule.

The Group is monitoring the impacts on its business that will depend on the approval and conversion of the Provisional Measure into Law. However, based on an initial analysis the Group does not expect material impacts on the Company's results or financial condition.